Attachment to Form N-SAR Sub-Item 77C

Fortis Series Fund, Inc.

At a special meeting of shareholders, held on August
12, 1999, the following individuals were elected as directors: Richard W. Cutting, Allen R. Freedman, Dr.
Robert M. Gavin, Jean L. King, Dean C. Kopperud, Robb
L. Prince, Leonard J. Santow, Noel S. Shadko and Joseph
M. Wikler. Edward M. Mahoney, a current director of the Fund, is retiring at the end of 1999. Greater than 97% of the Fund's outstanding shares were voted affirmatively for each of the directors elected at this meeting.

At this same meeting shareholders approved the following proposals:

- The elimination or modification of certain fundamental investment policies, namely:

     - The policies regarding borrowing and the issuance of senior securities were modified so that each Series will not borrow money or issue senior securities, except as permitted under the Investment Company Act of 1940, as amended, and as interpreted or modified from time to time by any regulatory authority having jurisdiction. The shareholders of each Series voting on this modification approved the proposal at a rate ranging between 88.32%-94.01% of the outstanding shares.

     - The policy regarding concentration in a particular industry was modified so that each Series will not concentrate its investments in a particular industry, as that term is used in the Investment Company Act of 1940, as amended, and as interpreted or modified from time to time by any regulatory authority having jurisdiction. For purposes of this limitation, the U.S. Government, and state or municipal governments and their political subdivisions, are not considered members of any industry. In addition, for Money Market
     Series only, this limitation does not apply to investments in domestic banks. The shareholders of each Series voting on this modification approved the proposal at a rate ranging between 88.71%-
     94.01%.

     - The policy regarding the underwriting of securities was modified. As a result of this modification, each Series will not act as an underwriter of securities of other issuers, except to the extent that, in connection with the disposition of portfolio securities, it may be deemed an underwriter under applicable laws. The shareholders of each Series voting on this modification approved the proposal at a rate ranging between 88.97%-94.18%.

     - The policy regarding investments in real estate was modified so that each Series will not purchase or sell real estate unless acquired as a result of ownership of securities or other instruments, but this shall not prevent the Series from investing in securities or other instruments backed by real estate or interests therein or in securities of companies that deal in real estate or mortgages.
     The shareholders of each Series voting on this modification approved the proposal at a rate ranging between 88.71%-94.18%.

     - The policy regarding the purchase of commodities was modified so that each Series will not purchase physical commodities or contracts relating to physical commodities. The shareholders of each Series voting on this modification approved the proposal at a rate ranging between 88.59%-93.93%.

     - The policy regarding lending was modified so that the Series may not make loans except as permitted under the Investment Company Act of 1940, as amended, and as interpreted or modified from time to time by any regulatory authority having jurisdiction. The shareholders of each Series voting on this modification approved the proposal at a rate ranging between 88.59%-92.59%.

     - The policy restricting certain Series ability to pledge, mortgage or hypothecate their assets were eliminated. The Series originally adopted these fundamental policies in order to comply with state securities laws that no longer apply.
     Shareholders of each Series voting on this proposal approved the elimination of this policy at a rate ranging between 88.71%-92.41%.

     - The policy prohibiting the short sales of securities by certain Series was eliminated. The
     Series had adopted these policies in order to comply with state securities laws that no longer apply. Shareholders of each Series voting on this proposal approved the elimination of this policy at a rate ranging between 87.77%-92.28%.

     - The policy restricting margin purchases of certain Series was eliminated. Shareholders of each Series voting on this proposal approved the elimination of this policy at a rate ranging between 88.89%-92.24%.

     - The policy prohibiting certain Series
     transactions with affiliates was eliminated. This policy is not necessary as these transactions are prohibited by the 1940 Act. Shareholders of each Series voting on this proposal approved the elimination of this policy at a rate ranging between 88.71%-91.70%.

     - The policy prohibiting certain Series from participating in a joint trading account was eliminated. This policy is not necessary as participation in joint trading accounts is prohibited by the 1940 Act. Shareholders of each Series voting on this proposal approved the elimination of this policy at a rate ranging between 88.71%-91.70%.

     - The policy limiting certain Series from investing more than 5% of the value of its assets in restricted securities was eliminated.
     Shareholders of each Series voting on this proposal approved the elimination of this policy at a rate ranging between 88.62%-91.69%.

     - The policy prohibiting certain Series investment in options transactions was eliminated.
     Shareholders of each Series voting on this proposal approved the elimination of this policy at a rate ranging between 88.60%-91.69%.

     - Certain policies related to the diversification of certain Series were eliminated. Shareholders of each Series voting on this proposal approved the elimination of these policies at a rate ranging between 88.97%-92.07%.

- To permit Fortis Advisers, Inc. to select and contract with sub-advisers without obtaining shareholder approval. This proposal was approved by shareholders of each Series at a rate ranging between 82.83%-92.25%.

- To approve an amended investment advisory and management agreement between Fortis Series Fund, Inc.
and Fortis Advisers, Inc. This proposal was approved by shareholders of each Series at a rate ranging between 86.41%-93.78%.

- To ratify KPMG LLP as the independent public accountants of Fortis Series Fund, Inc. This proposal was approved by shareholders of each Series at a rate ranging between 91.30%-96.17%